March 5, 2025

Raghu Kilambi
Chief Executive Officer
Clean Energy Special Situations Corp.
12600 Hill County Blvd.
Suite R-275
Austin, TX 78738

        Re: Clean Energy Special Situations Corp.
            Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 3, 2025
            File No. 001-40757
Dear Raghu Kilambi:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Risk Factors
We have failed to timely file certain periodic reports ..., page 6

1.     We acknowledge your revised disclosures in response to prior comment 1.
We note
       your revised disclosure indicates that you need to obtain "additional funding, including potential loans from [your] Sponsor, to complete the preparation and filing of [your Exchange Act] reports." Please expand your disclosure to discuss whether there is also a risk that you will not be able to file your Exchange Act reports in 2025, and any effect the lack of these Exchange Act reports from 2024 and, to the extent applicable, 2025, may have on your ability to complete an initial business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 5, 2025
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Louis A. Bevilacqua, Esq.